06008641

HB 3/31/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response...12.00

SEC MAIL PROCESSING SECTION RECEIVED MAR 15 2006 WASH, D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 45624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Delta Dividend Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Montgomery Street, Suite 426

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Gale **(415) 263-8908**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

PROCESSED JUN 12 2006 THOMSON FINANCIAL

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

6/9/06

OATH OR AFFIRMATION

I, **David Gale** , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Delta Dividend Group, Inc.** as of **December 31, 2005**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 14 day of March 2006

Notary Public

CARLOTTA L. HENNEMAN
Commission # 1539867
Notary Public - California
San Francisco County
My Comm. Expires Dec 31, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

- *** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELTA DIVIDEND GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

Board of Directors
Delta Dividend Group, Inc.

We have audited the accompanying statement of financial condition of Delta Dividend Group, Inc., including the schedule of investments, as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Delta Dividend Group, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
March 13, 2006

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms
The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

DELTA DIVIDEND GROUP, INC.
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 1,775,112
Securities owned, at fair value	11,152,169
Cash surrender value of life insurance	151,764
Income tax receivable	102,343
Other assets	7,123
Total Assets	$ 13,188,511

Liabilities and Stockholders' Equity

Liabilities:	
Securities sold short, at fair value	$ 1,195,200
Payable to broker-dealer and clearing organization	1,563,020
Notes payable - shareholder	1,892,183
Accrued expenses	84,836
Deferred tax liability	1,171,130
Total Liabilities	5,906,369
Stockholders' Equity:	
Common stock	5,500
Preferred stock	6
Additional paid-in capital	899,418
Retained earnings	6,377,218
Total Stockholders' Equity	7,282,142
Total Liabilities and Stockholders' Equity	$ 13,188,511

See accompanying notes to statement of financial condition

Securities owned (153% of stockholders' equity)	
Common stocks	
United States	
Telecommunications	$ 229,010
Others	257,952
Total United States (cost, $327,878, 6% of stockholders' equity)	486,962
United Kingdom	
Utilities	
Scottish Power PLC (15,000 shares)	560,700
Total United Kingdom (cost, $366,028, 8% of stockholders' equity)	560,700
Others (cost, $15,347, 1% of stockholders' equity)	15,347
Total common stocks (cost, $709,253, 15% of stockholders' equity)	1,063,009
Preferred stocks - United States	
Services	
Apartment Investment and Management Company (20,000 shares)	508,500
Financial	
Federal National Mortgage Association (12,000 shares)	654,000
Aution Pass Through Trust Class A (5 shares)	1,250,000
Aution Pass Through Trust Class B (600,000 shares)	300,000
Other	192,600
Total financial	2,396,600
Consumer goods	
Fleetwood Capital Trust (30,000 shares)	1,548,750
Industrial goods	
Smurfit-Stone Container Corporation (76,400 shares)	1,722,820
Others	24,500
Total preferred stocks (cost, $5,205,129, 85% of stockholders' equity)	6,201,170
Unit investment trusts - United States	
Street Tracks Gold Trust (25,000 shares)	1,289,500
Thai Capital Fund Inc. (279,050 shares)	2,436,740
Others	63,750
Total unit investment trusts (costs, $2,214,437, 52% of stockholders' equity)	3,789,990
Bonds - United States (costs, $2,575, 1% of stockholders' equity)	98,000
Total securities owned (costs, $8,131,394)	$ 11,152,169

continues on next page

See accompanying notes to statement of financial condition

Continued from previous page

Securities sold short (16% of stockholders' equity)	
Common stock- United States	
Financial	
Leman Brothers Holdings Inc. (2,000 shares)	$ 256,340
Consumer Goods	
Fleetwood Enterprises Inc. (41,600 shares)	513,760
Industrial Goods	
Smurfit-Stone Container Corp. (30,000 shares)	425,100
Total common stocks (proceeds, $1,041,325, 16% of stockholders' equity)	$ 1,195,200

See accompanying notes to statement of financial condition

1. *Nature of Operations and Summary of Significant Accounting Policies*

Delta Dividend Group, Inc. (the "Company") is a Delaware corporation formed on December 2, 1992 primarily to hold and trade preferred stock and corporate debt instruments for the purposes of realizing interest and dividend income and gains from the trading of these securities. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer.

Cash: The Company maintains its cash in bank deposit and money market accounts which, at times, may exceed federally insured limits. The Company also maintains its cash in money market accounts with clearing brokers which are not federally insured. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on cash.

Securities transactions: Securities owned and securities sold short are recorded on a trade date basis. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales prices on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the latest quoted bid prices, except for short positions, for which the last quoted ask prices are used.

Cash surrender value of life insurance: This comprises the cash surrender value of various life insurance policies (including keyman) owned by the Company and for which the Company is the beneficiary on two shareholders of the Company, including one who is an officer of the Company.

Income taxes: The Company uses the asset and liability method of accounting to record income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes.

Use of estimates: The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that management make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. ***Payable to broker-dealer and clearing organization***

Payable to broker-dealer and clearing organization represents amounts due to the Company's custodian broker and consists of margin borrowings collateralized by the Company's investment in securities. Interest is charged on the outstanding balance at a rate approximately equal to the average broker call rate.

3. ***Notes payable to shareholder***

As of December 31, 2005, the Company had $1,892,183 in outstanding notes payable to a shareholder and officer of the Company. The notes bear interest at 2.5% annually. They are unsecured and payable upon demand.

4. ***Capital Stock***

The capital stock of the Company is comprised of the following as of December 31, 2005:

Preferred Stock – Series A
$0.01 par value, 1,000 shares authorized, 600 shares issued and outstanding

Preferred Stock – Series B
$0.01 par value, 1,100 shares authorized, 0 shares issued and outstanding

Preferred Stock – Series C
$0.01 par value, 1,000 shares authorized, 0 shares issued and outstanding

Common Stock – Nonvoting
$0.01 par value, 250,000 shares authorized, 0 shares issued and outstanding

Common Stock – Voting
$0.01 par value, 1,000,000 shares authorized, 550,000 shares issued and outstanding

In the event of liquidation, the holders of preferred stock are entitled to receive a preference in the distribution of assets. The preference amount is $1,750 per share for Series A and B shares.

5. ***Income Taxes***

Deferred tax liabilities relate primarily to the recognition of unrealized net market gains on securities owned and securities sold short for financial statement purposes versus recognition of gains and losses for tax purposes.

Deferred tax liabilities at December 31, 2005 consist of the following:

Deferred tax liabilities	
Federal	$ 913,108
State	258,022
Total	$ 1,171,130

6. *Financial Instruments with Off-Balance Sheet Risk*

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date ("sold short"). The Company has recorded these obligations at fair value at December 31, 2005 and will incur a loss if the market value of the securities increases subsequent to December 31, 2005. Securities owned totaling $8,307,115 are pledged as collateral against short securities and payable to broker-dealer and clearing organization.

7. **Employee Profit Sharing Plan**

The Company maintains an employee profit sharing plan covering all of its eligible employees. The Company contributes to the plan at the discretion of the management.

8. **Related Party Transactions**

The Company is primarily managed by its largest shareholder and his wife who act as the officers of the Company.

9. **Financial Highlights**

Ratio of total expenses to average stockholders' equity	(11.96%)
Total return	3.24%

Financial highlights are computed on the basis of average stockholders' equity taken as a whole. An individual shareholder's expense ratios and total return statistics may vary from these based on the timing of capital transactions.

10. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had a net capital of $3,504,021, which was $3,372,220 in excess of its required net capital of $131,801. The Company's aggregate indebtedness to net capital ratio was 0.5642 to 1.